November 25, 2024

VIA EDGAR

Jennifer Angelini

Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pilgrim’s Pride Corporation

Preliminary Proxy Statement

Filed October 25, 2024

File No. 001-09273

Dear Ms. Angelini and Mr. Kruczek:

On behalf of Pilgrim’s Pride Corporation (the “Company,” “we,” or “us”), we hereby submit this letter in response to comments contained in the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated November 6, 2024 (the “Comment Letter”) related to the Company’s Preliminary Proxy Statement filed October 25, 2024. The Company is concurrently filing an amendment to such Preliminary Proxy Statement (the “Revised Proxy Statement”), which includes revisions that reflect the Company’s responses to the Comment Letter.

For the convenience of the Staff, for each of the Staff’s comments, we have repeated the text of the comment below in bold text and followed the comment with the Company’s response. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Revised Proxy Statement.

Preliminary Proxy Statement filed October 25, 2024

1.	We note your disclosure that, “[T]he amendment will specifically provide that, at any time when JBS is an 80 Percent Holder, there shall be 10 directors on the Board consisting of eight JBS Directors and two Equity Directors.” However, this appears inconsistent with the table in Annex A, which indicates that when the JBS Stockholder holds between 80-90%, there shall be seven JBS Directors, one Equity Director, and one Founder Director. Please revise Annex A to reconcile this apparent inconsistency, as well as the inconsistency between the table and the proposed proviso in the paragraph thereafter. Your revisions should clearly indicate, if true, that in this ownership scenario, the number of directors will be increased from nine to ten, and the board will be comprised of eight JBS Directors, two Equity Directors, and no Founder Director.

In response to the Staff’s comment, the Company has revised, in Annex A to the Revised Proxy Statement, the Amended and Restated Certificate of Incorporation (“Certificate”) reflecting the proposed amendment to the Certificate, as well as the accompanying disclosure in Proposal 1 under “Description of the Amendment” describing the proposed amendment to the Certificate. The revisions in Annex A reflect the removal of the “Founder Director” concept throughout the entire Certificate.

2.	We note your disclosure that, “[T]he amendment provides that at least two of the JBS Directors will be financially literate and be independent under Rule 5605(a)(2) of the listing rules of the Nasdaq Stock Market LLC and under Rule 10A-3 of the Exchange Act.” However, we are unable to locate this requirement within the proposed amendments, though we note the last sentence of the proposed amendment in Annex A, which is qualified by an ownership threshold. Please revise your disclosure and/or proposed amendments to Article 5.2 accordingly, or advise.

In response to the Staff’s comment, the Company has revised the disclosure in Proposal 1 under “Description of the Amendment” to reference this ownership threshold.

3.	We note the rationale for the amendment is to enable your consolidation with JBS USA Food Company Holdings (“JBS USA”) for U.S. federal income tax purposes. Your disclosure indicates that the second requirement for consolidation, that JBS USA own at least 80% of the total stock voting power, “is generally determined by the ability to elect directors” and is not currently satisfied because the JBS Stockholder only has seven of nine directors, or 77.8%. Please provide your legal analysis, including references to applicable tax code, regulations, and/or caselaw, to support your view that the JBS Stockholder must have the right to elect 80% of the board and the certificate must be amended, as proposed. Explain why, in light of the ownership it currently has, JBS does not already have the “ability to elect directors” in excess of the amount required. Discuss whether alternative actions could achieve the same result, whether those actions were considered, and why those actions were rejected.

The Company respectfully advises the Staff that under Section 1504(a)(2) of the U.S. Internal Revenue Code of 1986, as amended, there is a two-prong stock ownership test that must be satisfied for JBS USA and the Company to be part of the same U.S. consolidated tax group for U.S. federal income tax purposes. First, JBS USA must possess at least 80% of the total voting power of the stock of the Company (the “Voting Test”). Second, JBS USA must own stock of the Company having a value equal to at least 80% of the total value of the stock of the Company (the “Value Test”).

For the Voting Test, the U.S. Internal Revenue Service and U.S. federal courts have typically measured voting power by the ability of the stockholder to have the right to elect directors of the subsidiary corporation and have stated that such measurement is typically mechanical, by looking at the right to elect directors compared to the number of total directors.  See Rudolph Wurlitzer Co. et al v. Commissioner, 29 B.T.A. 443 (1933), aff’d, 81 F.2d 971 (1936); Erie Lighting Co. v. Commissioner, 93 F.2d 883, 885 (1st Cir. 1937); and Rev. Rul. 69-126, 1969-1 C.B. 218 (“Rev. Rul. 69-126”).

For example, in Rev. Rul. 69-126, the parent corporation owned 100% of the common stock and 50% of the voting preferred stock of its subsidiary, with the preferred shareholders having the right to elect three out of eight directors and the common shareholders having the right to elect five out of eight directors. Thus, the preferred shareholders possessed three-eighths (i.e., 37.5%) of the total voting power. The parent corporation owned all of the common stock, representing 62.50% of the voting power, and 50% of the preferred, representing 18.75% of the voting power (i.e., 50% multiplied by 37.5% of the voting power possessed by the preferred shareholders), and thus it was determined that the parent corporation owned 81.25% (i.e., 62.50% plus 18.75%) of the total voting power in the subsidiary corporation, which satisfied the Voting Test.

Here, for the Value Test, JBS USA currently indirectly owns approximately 82.42% of the total issued and outstanding stock of the Company, which satisfies the Value Test. The Voting Test, on the other hand, is not met, because the JBS Stockholder only has seven of nine directors, or 77.8%, of the Company’s board of directors.

Due to the technical requirements of the Voting Test, the Company does not believe it has alternative means, other than the proposed amendment to the Certificate, to accomplish the consolidation.

4.	Considering the length of time JBS has owned a substantial number of your shares, please expand the disclosure about your rationale for this amendment to explain why you are proposing this amendment now as opposed to any other time.

In response to the Staff’s comment, the Company has replaced the entire first paragraph in Proposal 1 under “Board Recommendation” with the following: “The Board, including all of its Equity Directors, have overseen the Company’s efforts to consider and explore the possibility of effectuating the tax consolidation, which have been ongoing for a number of years, based on the benefits that the Company believed could be achieved from such a consolidation. The decision to pursue a consolidation at this time was based on various factors, including the current financial condition of the Company, economic conditions, and other strategic business and financial priorities of the Company. As discussed above, because JBS must have the ability to elect at least 80 percent of the board of directors of the Company in order to effectuate such a consolidation under U.S. federal income tax laws, the Company must first amend its Certificate. The Equity Directors, voting as a group, and the Board have each unanimously determined that, based on the factors discussed above, it is appropriate to submit the proposed amendment to the Certificate to the Company’s stockholders at this time, and that the adoption of the proposed amendment to the Certificate is in the best interests of all of the Company’s stockholders, including the Minority Investors. As such, the Equity Directors, voting as a group, and the Board have each unanimously approved the amendment to the Certificate, as well as the above-referenced corresponding amendments to the Restated Bylaws and the Stockholders Agreement and the Tax Sharing Agreement.”

5.	Please revise to disclose the number and percentage of shares held by non-JBS shareholders that is required to establish a quorum and approve the proposal, clearly stating if none are required. If approval of the proposal is assured, state so clearly and directly.

The Company respectfully advises the Staff that under Section 2.6 of the Company’s Amended and Restated Corporate Bylaws, the holders of a majority of the combined voting power of the Company’s capital stock issued and outstanding and entitled to vote thereat, represented in person or by proxy, constitute a quorum at all meetings of stockholders, including for a quorum at the proposed special meeting. This quorum requirement covers all outstanding shares of common stock owned by both the JBS Stockholder and all other stockholders counted on a combined basis, and there is no specified quorum requirement for non-JBS stockholders. Because JBS beneficially owns over 80% of the issued and outstanding shares of common stock of the Company, Proposal 1 will be approved assuming that JBS votes in favor of the proposal.

The Company has reflected these concepts in the disclosure, by revising the discussion of the quorum in “General Information—What is a quorum?” and the discussion of the impact of JBS’s vote in Proposal 1 under “Board Recommendation.”

6.	Please revise your disclosure to describe material provisions of the stockholders agreement with JBS USA Holding Lux, S.à.r.l. and tax sharing agreement with JBS USA, and file these agreements as exhibits to your proxy statement.

In response to the Staff’s comment, the Company has revised the disclosure in Proposal 1 under “Summary of Corresponding Amendments to Related Company Documents” and “Rationale for the Amendment and Summary of the Tax Sharing Agreement” to include more detailed descriptions of the material provisions of each of the stockholders agreement and tax sharing agreement, respectively. Additionally, the Company has filed as exhibits to the Revised Proxy Statement amendment no. 2 to the stockholders agreement and the original stockholders agreement in Annex C and the tax sharing agreement as Annex D.

7.	We note your disclosure that the consolidation “will benefit all of the Company’s shareholders.” Please address the following items in this regard:

●	The tax sharing agreement will require you to make payments to JBS USA in an amount equal to your tax liability determined as if you had filed a separate tax return. Revise your disclosure to clarify whether the payments from JBS USA for the utilization of your tax assets will effectively transfer any tax-saving benefits of consolidation to you, in whole or in part, or whether JBS USA will realize all such benefits.

In response to the Staff’s comment, the Company has revised the disclosure in Proposal 1 under “Rationale for the Amendment and Summary of the Tax Sharing Agreement” to include a description of the tax sharing agreement that clarifies information on payments from JBS USA to the Company under the agreement, as well as information on any tax-saving benefits of the consolidation.

●	You disclose that JBS USA will make payments to you for the incremental tax cost savings with respect to any dividends (up to $725,000,000) you pay prior to December 30, 2026, and estimate these potential payments as $50,000,000; yet it appears you have not paid dividends in recent years, and your Form 10-K indicates you have no current intention to pay dividends and are subject to certain restrictions on dividends. Revise your disclosure to provide balance, including that no payment from JBS USA will be forthcoming unless your dividend policy changes, and assess the likelihood thereof in light of related restrictions.

The Company respectfully advises the Staff that as of the date of the Form 10-K filing on February 27, 2024, the Company stated that “the Company has no current intention to pay any dividends to its stockholders” but also further explained that “[a]ny change in dividend policy will depend upon future conditions, including earnings and financial condition, general business conditions, any applicable contractual limitations and other factors deemed relevant by our Board of Directors in its discretion.” Accordingly, the Company may in the future determine to make a dividend payment based on such future conditions disclosed in the Form 10-K. In the future, if the board of directors determines that it will pay a dividend to the Company’s stockholders, then the Company will disclose the dividend declaration at the appropriate time as required by applicable rules and make any appropriate changes to the discussion of its dividend policy in future Form 10-Ks. Additionally, with respect to the Revised Proxy Statement, the Company has revised the disclosure in Proposal 1 under “Rationale for the Amendment and Summary of the Tax Sharing Agreement” to reflect that the Company’s decision to pay dividends will depend on the conditions stated in the Form 10-K filing.

●	You disclose that the consolidation is expected to result in “administrative and cost efficiencies, including from filing a single consolidated tax return for U.S. federal income tax purposes.” Revise to clarify whether and how this benefits you, as opposed to JBS USA.

In response to the Staff’s comment, the Company has revised the disclosure in Proposal 1 under “Rationale for the Amendment and Summary of the Tax Sharing Agreement” to add language stating that “[t]he filing of a single consolidated tax return for U.S. federal income tax purposes is expected to benefit the Company and reduce its tax compliance costs by enabling the filing of a single consolidated tax return consisting of the Company Group and the JBS USA Group, rather than the filing of separate consolidated returns for the Company Group and the JBS USA Group.”

●	Revise your disclosure to discuss any negative factors that will or may result from the proposed amendment and ancillary agreements, and assess the material related risks to your minority shareholders.

The Company has revised the disclosure in Proposal 1 by adding a section titled “Impact on the Rights of the Minority Investors” clarifying the impact of the proposed amendment to the Certificate on minority shareholders’ rights. As explained by this disclosure, the amendment removes no rights of the minority investors or otherwise practically affects their existing rights. Currently, JBS Directors (as defined in the Revised Proxy Statement) represent a majority of the board of directors of the Company, and after the amendment, JBS Directors will also still represent a majority of the board. Pursuant to the Company’s Amended and Restated Corporate Bylaws, the board of directors of the Company takes action by a majority vote of its members, and therefore, there will not be a functional difference between the ability of JBS Directors to constitute a majority of the board and approve items on board meeting agendas, regardless of whether JBS Directors constitute 77.8% or 80% of the board and whether the proposed amendment to the Certificate is approved. Moreover, the Equity Directors (as defined in the Revised Proxy Statement) have evaluated the proposed amendment and tax sharing agreement and have held multiple meetings to discuss and evaluate the proposal. The Equity Directors have not identified any material negative factors that would result from the proposed amendment to the Certificate.

8.	We note that Article 5.2 continues to refer to one Founder Director at each ownership level, yet according to your Form 8-K filed on May 2, 2024, your current board consists of six JBS Directors and three Equity Directors. Please revise your disclosure and/or proposed amendments to Article 5.2 as appropriate to update and clarify the ongoing role, if any, of Founder Directors.

As discussed in our response to comment 1, we have revised the proposed amendment to the Certificate in Annex A in the Revised Proxy Statement to delete all references to “Founder Directors,” because they are no longer associated with the Company and the concept is no longer relevant.

9.	Please define all capitalized terms used in the proxy statement or, alternatively, file as an exhibit the certificate of incorporation or other document where such terms are defined.

In response to the Staff’s comment, the Company has filed as exhibits to the Revised Proxy Statement the Certificate with the proposed amendment as Annex A, the Amended and Restated Corporate Bylaws with its corresponding amendments as Annex B, corresponding amendment no. 2 to the stockholders agreement and the original stockholders agreement in Annex C and the tax sharing agreement as Annex D, where all terms are defined.

If you have any questions or further comments about this response, please contact Kimberly Pryor at (970) 347-5686 or kim.pryor@jbssa.com or Daniel Nam at namdani@whitecase.com or (212) 819-8542.

Sincerely,

/s/ Fabio Sandri
Fabio Sandri
President and Chief Executive Officer
Pilgrim’s Pride Corporation